

September 22, 2011

<u>Via E-Mail</u>
Mr. Alan B. Graf, Jr.
Chief Financial Officer
FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

      **Re:**    **FedEx Corporation**
             **Form 10-K for the year ended May 31, 2011**
             **Filed July 12, 2011**
             **File No. 001-15829**

Dear Mr. Graf:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Linda Cvrkel

                                  Linda Cvrkel
                                  Branch Chief